UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number

          000-00822

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Oilgear Savings Plus Plan
2300 South 51st Street
Milwaukee, WI  53219

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Oilgear Company
2300 South 51st Street
Milwaukee, WI  53219

The Oilgear Savings Plus Plan

Index to Financial Statements and Exhibits

1.

Financial Statements

a.

Report of Independent Registered Public Accounting Firm

b.

Statements of Net Assets Available for Plan Benefits

c.

Statements of Changes in Net Assets Available for Plan Benefits

d.

Notes to Financial Statements

2.

Schedule 1: Schedule of Assets (Held at End of Year)
December 31, 2003

3.

Exhibit 23—Consent of KPMG LLP

THE OILGEAR SAVINGS PLUS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

THE OILGEAR SAVINGS PLUS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm

1

Statements of Net Assets Available for Plan Benefits

2

Statements of Changes in Net Assets Available for Plan Benefits

3

Notes to Financial Statements

4

Schedule

1

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

11

Note:

Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, not included herein are not applicable.

Report of Independent Registered Public Accounting Firm

The Board of Directors
The Oilgear Company:

We have audited the accompanying statements of net assets available for plan benefits of The Oilgear Savings Plus Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Oilgear Savings Plus Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

July 12, 2004

THE OILGEAR SAVINGS PLUS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002

Assets:
Investments, at fair value (note 3):
Shares of registered investment companies	$10,018,118	7,696,617
The Oilgear Company common stock	1,859,998	1,210,661
Bank common trust fund	1,299,278	1,533,590
Money market fund	116,718	119,362
Loans to participants	220,031	220,525

Total investments	13,514,143	10,780,755

Receivables:
Employee contributions	30,926	32,425
Employer contributions	7,761	8,337
Accrued investment income	7,483	9,510

Total assets	13,560,313	10,831,027
Liabilities:
Due to custodian for pending trades	42,194	—

Net assets available for plan benefits	$13,518,119	10,831,027

See accompanying notes to financial statements.

THE OILGEAR SAVINGS PLUS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

	2003	2002

Investment income (loss):
Interest income	$72,909	84,583
Other dividend income	87,627	87,533
Net realized and unrealized gain (loss) on investments	2,615,565	(4,110,482)
Other investment expense, net	(1,250)	(1,200)

Net investment gain (loss)	2,774,851	(3,939,566)

Contributions:
Employee	795,276	866,403
Employer	191,780	217,749

Total contributions	987,056	1,084,152

Distributions and benefits paid, including distributions of 9,943 and 33,325
shares of common stock in 2003 and 2002, respectively	(1,074,815)	(1,434,359)

Increase (decrease) in net assets	2,687,092	(4,289,773)

Net assets available for plan benefits:
Beginning of year
	10,831,027	15,120,800

End of year
	$13,518,119	10,831,027

See accompanying notes to financial statements.

THE OILGEAR SAVINGS PLUS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)

Description of Plan

The following description of The Oilgear Savings Plus Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)

General

The Plan is a defined contribution plan sponsored by The Oilgear Company (the Company). Substantially all domestic employees of the Company, other than those covered under a collective bargaining agreement, are eligible to participate in the Plan as of January 1 immediately following their date of hire. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)

Contributions

Under the Plan, participants are eligible to contribute from 1% to 50% of their total cash compensation on a pre-tax basis. The Company matches 50% of the first 2% of each participant’s compensation contributed and 25% of the next 3% of the participant’s compensation contributed in cash or in common stock of the Company.

The Plan purchases The Oilgear Company common stock from the Company at a price equal to 80% of the average low bid price during the month of purchase. The 20% discount on the stock price is regarded as an additional contribution to the Plan by the Company. At the discretion of the plan administrator, the Plan may purchase The Oilgear Company common stock from the Company as previously described or from shares available on the open market. If the Plan purchases common stock of the Company on the open market, the Company will contribute 20% of the purchase price.

(c)

Vesting

Plan participants are fully vested in their contributions and become fully vested in Company contributions upon completion of five years of service with the Company, death, or disability.

(d)

Participant Accounts and Investment Fund Options

The Plan’s assets are segregated according to various investment fund options including fixed income investments, equity investments, and a balanced investment fund option. A Loan Fund exists to record and maintain loans to plan participants. Participants are permitted to allocate on a quarterly basis, within defined limits, their respective account balance among the investment funds indicated below. If participants do not make an allocation election, their contributions are allocated to the Stable Principal Fund.

The fair values of the investment funds are calculated at least quarterly and the difference between such fair values and the aggregate of the participants’ account balances in each fund on such date is allocated to each participant’s account based on the ratio of the individual participant’s account balance on a quarterly basis to the aggregate of all participants’ account balances in each respective investment fund.

THE OILGEAR SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

A description of the investment fund options is as follows:

Stock Plan

The principal purpose of the Stock Plan is to provide a program whereby eligible employees of the Company may invest in the common stock of the Company. This fund is invested primarily in voting common stock (Stock) of the Company. Each month contributions and all amounts received by the fund as dividends during the previous month are used to purchase shares of Stock. The Plan provides that the total number of shares so purchased shall not exceed, on a calendar year basis, 60,000 shares per year and shall be allocated to the participants’ accounts in proportion to their contributions and dividends earned on Stock previously allocated to their accounts. The Plan also contains certain provisions that restrict the ability of participants to transfer funds out of the Stock Plan.

Fidelity Fund

This fund invests primarily in the Fidelity Advisor Equity Growth Fund, an equity mutual fund that primarily invests in small, medium, and large companies that have above average growth characteristics, such as strength in sales or earnings. Balances in this fund may also be retained in cash or, at the discretion of the Trustee, Marshall and Ilsley Trust Company (M&I), invested in short-term money market instruments.

AIM Fund

This fund invests primarily in the AIM Constellation Fund, an equity mutual fund that primarily invests in common stocks, emphasizing small to medium size emerging growth companies. Balances in this fund may also be retained in cash or, at the discretion of the Trustee, M&I, invested in shortterm money market instruments.

Vanguard Fund

This fund invests primarily in the Vanguard Wellington Fund, an equity mutual fund that primarily invests in common stocks, preferred stocks, and debt securities. This fund seeks conservation of capital and reasonable income. Balances in this fund may also be retained in cash or, at the discretion of the Trustee, M&I, invested in short-term money market instruments.

Equity Fund

This fund invests primarily in the M&I Diversified Stock Portfolio, an equity mutual fund that primarily invests in a well-diversified portfolio of common stocks generally described as highquality corporations with established operating records. Balances in the Equity Fund may also be retained in cash or, at the discretion of the Trustee, M&I, invested in short-term money market instruments.

THE OILGEAR SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

Stable Principal Fund

This fund invests primarily in the M&I Stable Principal Fund, a bank common trust fund that primarily invests in traditional and synthetic investment contracts. The objective of this fund is to maintain safety of principal while generating a level of current income.

Fixed Income Fund

This fund invests primarily in the Marshall Intermediate Bond Fund, a fixed income mutual fund that primarily invests in higher quality bonds and notes. Balances in the Fixed Income Fund may also be retained in cash or, at the discretion of the Trustee, M&I, invested in short-term money market instruments.

International Stock Fund

This fund invests primarily in the Marshall International Stock Fund, an equity mutual fund that invests primarily in stocks and debt securities of companies and governments outside the United States. Balances in this fund may also be invested in cash, or at the discretion of the Trustee, M&I, invested in short-term money market investments.

Special Equity Fund

This fund invests primarily in the Manager’s Special Equity Fund, an equity mutual fund that primarily invests in common stock of companies with small to medium market capitalization and potential for superior earnings growth. Balances in this fund may also be invested in cash, or at the discretion of the Trustee, M&I, invested in short-term money market investments.

M&I Diversified Stock Fund

This fund seeks to achieve investment return primarily from capital appreciation and secondarily from income. The portfolio will allocate between 90% and 100% of its assets to equity securities and between 0% and 10% of its assets to fixed income securities.

Vanguard 500 Index Fund

This fund seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund employs a "passive management" approach designed to track the performance of the Standard and Poors 500 Index.

Marshall Large Cap Growth and Income Fund

This fund seeks to provide capital appreciation and income. It invests in companies with market "caps" in excess of $10 billion, improved earnings and/or growing dividends, and experienced management.

Marshall Mid Cap Value Fund

This fund seeks to provide capital appreciation and income. It invests mainly in companies with market capitalization similar to those within the S&P 400, exhibiting traditional value traits,

THE OILGEAR SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

having undervalued assets, or are involved in turnarounds or corporate restructuring. Experience of the management is also weighed.

Artisan Mid Cap Fund

This fund seeks maximum long-term growth by investing primarily in common stocks of medium sized companies, with capitalization in the range of companies in the S&P 400 Mid Cap Index.

Loan Fund

This fund consists of loans to plan participants. Loans are available to plan participants up to the lesser of $50,000 or 50% of the participant’s vested account balance, subject to a $1,000 minimum. Loans must be repaid over a maximum of five years unless used to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate comparable to local prevailing rates charged by commercial lenders under similar circumstances.

(e)

Payment of Benefits

Participants may make partial withdrawals provided that not more than one withdrawal may be made in any calendar year and the aggregate of all such withdrawals by a participant does not exceed defined amounts of the participant’s contributions made prior to January 1, 1992. On retirement or termination of employment, the participant’s vested account balance is payable to him or her, or in the event of death, to the participant’s beneficiary. Participants in the Stock Plan may receive their distributions in the form of common stock of the Company.

(f)

Forfeitures

Upon termination of employment, the nonvested portion of Company contributions and earnings thereon are forfeited and used to offset future Company contributions in accordance with the plan agreement. Forfeitures used to reduce the amount of Company contributions amounted to $11,735 and $9,225 in 2003 and 2002, respectively.

(g)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan agreement to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In such event, participants will become fully vested in their accounts.

(2)

Summary of Significant Accounting Policies

(a)

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets in accordance with accounting principles generally accepted in the United States of America.

THE OILGEAR SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(b)

Trust Fund Managed by Marshall & Ilsley Trust Company (Trustee)

Under the terms of a trust agreement between the Marshall & Ilsley Trust Company (Trustee) and the Plan, the Trustee manages a trust fund on behalf of the Plan. The Trustee has been granted discretionary authority concerning purchases and sales of investments within the various investment options.

(c)

Valuation of Investments and Income Recognition

Investments are stated at fair value. The investment in shares of the bank common trust fund is valued at the amount at which shares in the fund can be withdrawn, which approximates fair value. Investments in shares of mutual funds and money market funds are valued at quoted market prices which represent the net asset values of shares held by the Plan. Investments in shares of The Oilgear Company common stock are valued at quoted market prices. Loans to participants are stated at face value which approximates fair value.

Security transactions are recognized on the trade date. Dividend income is recorded on the ex-dividend date. The Plan reports realized and unrealized gains and losses for financial statement purposes based on fair values as determined at the end of the prior plan year, or historical costs if the investment was acquired since the beginning of the plan year, as required by the Department of Labor.

Plan investments are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to change in the value of investments, it is at least possible that changes in risks in the near term could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(d)

Benefits Paid

Benefits paid to participants or beneficiaries are recorded upon distribution.

(e)

Administrative Expenses

Substantially all expenses incurred in the management of the trust and the administration of the Plan are paid by the Company.

(f)

Use of Estimates

The plan administrator has made a number of estimates and assumptions relating to the reporting of net assets available for plan benefits and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period to prepare these financial statements in conformity accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

THE OILGEAR SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

(3)

Investments

Investments as of December 31, 2003 and 2002 included the following securities which represent 5% or more of the Plan’s net assets available for plan benefits:

	2003	2002

Fidelity Advisor Equity Growth Fund	$2,769,802	2,201,080
M&I Stable Principal Fund	1,299,278	1,533,590
Vanguard Wellington Fund	1,803,601	1,417,047
AIM Constellation Fund	1,776,110	1,367,255
The Oilgear Company common stock	1,859,998	1,210,661
Marshall Large Cap Growth & Income Fund	940,542	767,195
Marshall Intermediate Bond Fund	863,814	756,634
Manager’s Special Equity Fund	1,040,372	696,396

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) appreciated (depreciated) in value as follows:

	2003	2002

The Oilgear Company common stock	$2,021,185	(2,042,172)
Mutual funds	594,380	(2,068,310)

	$2,615,565	(4,110,482)

(4)

Contributions

Employer contributions to the Plan are summarized as follows:

	2003	2002

Cash contributions	$189,518	206,751
Noncash 20% stock discount	2,262	10,998

Total employer contributions	$191,780	217,749

(5)

Related-party Transactions

During 2003, the Plan purchased 54,400 shares of common stock of the Company for $152,855 and distributed 9,943 shares for $99,749, representing no gain or loss on historical costs. During 2002, the Plan purchased 25,700 shares of common stock of the Company for $97,752 and distributed 33,325 shares for $265,518, representing no gain or loss on historical costs.

As of December 31, 2003 and 2002, the Plan’s investments included 446,670 and 402,213 shares of Company common stock, respectively, representing approximately 23% and 21% of the Company’s common stock for each year.

THE OILGEAR SAVINGS PLUS PLAN
Notes to Financial Statements
December 31, 2003 and 2002

All transactions between the Plan, the Company, the Trustee, or the participants are considered party-in-interest transactions.

(6)

Federal Income Tax Status

The Internal Revenue Service issued its latest determination letter in March 2003 which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and therefore are exempt from Federal income taxes. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the plan agreement and remain qualified under the applicable provisions of the Internal Revenue Code.

Schedule I

THE OILGEAR SAVINGS PLUS PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*	Interest-Bearing Cash:	Marshall Money Market Fund,	$ 116,718
	Marshall & Ilsley Trust Company

*	Bank Common Trust Funds:	M&I Stable Principal Fund,	1,299,278
	Marshall & Ilsley Trust Company	1,299,278 shares

	Registered Investment Companies:	Fidelity Advisor Equity Growth Fund,	2,769,802
	Fidelity Investments	62,215 shares

	AIM Equity Funds, Inc.	AIM Constellation Fund, 82,571 shares	1,776,110

	Artisan Funds, Inc.	Artisan Funds, Inc. Mid Cap Fund 8,063 shares	207,860

	The Vanguard Group, Inc.	Vanguard Wellington Fund,	1,803,601
		62,603 shares

	The Vanguard Group, Inc.	Vanguard Index TR 500 Portfolio 836 shares	85,883

*	Marshall & Ilsley Trust Company	Marshall Large Cap Growth & Income Fund	940,542
		76,343 shares

*	Marshall & Ilsley Trust Company	Marshall Mid Cap Value Fund	181,164
		13,188 shares

*	Marshall & Ilsley Trust Company	Marshall International Stock Fund	318,041
		27,923 shares

*	Marshall & Ilsley Trust Company	Manager’s Special Equity Fund	1,040,372
		13,255 shares

*	Marshall & Ilsley Trust Company	M&I Diversified Stock Portfolio	30,929
		1,216 shares

*	Marshall & Ilsley Trust Company	Marshall Intermediate Bond Fund,	863,814
		89,981 shares

	Employer-Related Investments:	Common stock, 446,670 shares	1,859,998
*	The Oilgear Company

*	Loans to participants	Participant loans, interest rates
		range from 4% to 4.25%, maturities
		range from 1/04 to 12/08	220,031

*	Total assets held for investment purposes		—	$ 13,514,143

*	Represents a party-in-interest to the Plan

Note:	Cost information is omitted for reporting transactions of an individual account plan that is participant or beneficiary directed with respect to assets allocated to his or her account

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE OILGEAR SAVINGS PLUS PLAN,

THE OILGEAR COMPANY,

PLAN ADMINISTRATOR

/s/ David A. Zuege

David A. Zuege

President

Date:

   July 15, 2004